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Exhibit 5.1

FROM:   VIDEO LOTTERY TECHNOLOGIES, INC.
        115 Perimeter Center
        Atlanta, GA 30346

        MWW/Strategic Communications, Inc.
        Public Relations - Tel. (201) 507-9500
        Contact:  Laurie Terry - Email: lterry@mww.com
                  Bob Sommer - Email: rsommer@mww.com



                                                           FOR IMMEDIATE RELEASE


            AUTOMATED WAGERING INTERNATIONAL'S ON-LINE CONTRACT WITH
                            ARIZONA TO BE CANCELLED

     ATLANTA, May 9, 1996 -- Video Lottery Technologies, Inc. (Nasdaq National
Market: VLTS) today announced that the Arizona Lottery Commission has decided to seek termination of its on-line lottery contract with VLT's subsidiary, Automated Wagering International, Inc. (AWI), due to the claimed inability of AWI to comply with certain contractual requirements in a timely fashion. At the same time, the Lottery conceded that it did not have the necessary resources to comply with the Company's proposed schedule designed to remedy and complete various aspects of AWI's new system.

     The Company, expressing extreme disappointment with the agency's arbitrary action, said it intended to vigorously protest this decision, calling it unfair and unjustified and reflecting a lack of good faith on the part of the Lottery. It comes at a time when the Company has been in active discussions with the Lottery seeking to resolve outstanding issues over the implementation of AWI's advanced and innovative system.

     Video Lottery Technologies, Inc., through its subsidiaries - Automated Wagering International, Video Lottery Consultants and United Tote - is one of the leading suppliers of system software, equipment and related services for on-line lotteries, video lotteries and pari-mutuel systems throughout the world.

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